Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Letter to employees disseminated by Transatlantic Holdings, Inc. on August 22, 2011.
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August 22, 2011
Dear All,
We would like to update you on recent developments regarding Transatlantic’s upcoming Special Meeting of Stockholders, which is now scheduled for 8:00 a.m., Eastern Time, on September 20, 2011 at The Down Town Association, 60 Pine Street, New York, New York. The purpose of the Special Meeting is to give our stockholders the opportunity to vote on the proposed merger of Transatlantic with Allied World. The Transatlantic Board of Directors reaffirms is recommendation of, and declaration of advisability with respect to, the merger agreement with Allied World. If you are a Transatlantic stockholder, you will shortly be receiving our proxy materials for the Special Meeting. If you wish to approve the merger agreement with Allied World, please sign, date and return the WHITE proxy card enclosed with the proxy materials promptly in the envelope provided to vote FOR the merger. If you hold your stock through a bank, broker, or other custodian, that custodian will not vote your stock without your instruction. Please follow the procedures provided by your custodian to ensure that your vote is represented at the Special Meeting.
If you are a Transatlantic stockholder, you may have recently received correspondence from Validus Holdings, Ltd. regarding its exchange offer to acquire your shares of Transatlantic common stock. The Transatlantic Board of Directors has recommended that stockholders reject the Validus exchange offer, as described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Transatlantic. If you do not wish to tender your shares into the Validus exchange offer, you need not take any action. If you do wish to tender your shares into the Validus exchange offer, you should follow the instructions set forth in the prospectus/offer to exchange that you received from Validus.
We know this process has created some uncertainty. Rest assured that the Transatlantic Board of Directors is committed to acting in the best interest of the Company and its stockholders. We will not know the final outcome of the Special Meeting vote until our stockholders make their decision, but we are confident that the measures we are taking now will better position Transatlantic for the long-term. We promise to keep you informed throughout this process, and if you have additional questions, please feel free to reach out to Gary A. Schwartz at (212) 365-2050.
As this situation is likely to continue to generate media interest, it is important that the Company continue to speak with one voice. If you receive any inquiries from the media or other outside parties, please forward them to Thomas V. Cholnoky at (212) 365-2292.
As a reminder, throughout this process it is business as usual for all of us here at Transatlantic. Your Board of Directors and management team appreciate your ongoing focus and thank you for your continued commitment to Transatlantic.
Sincerely,

Robert F. Orlich	Richard S. Press

President and Chief Executive Officer	Chairman of the Board

Additional Information about the Proposed Merger with Allied World and Where to Find It
This communication relates to a proposed merger between Allied World and Transatlantic. In connection with the proposed merger, Allied World has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on August 18, 2011, a registration statement on Form S-4, which includes Transatlantic’s proxy statement as part of the joint proxy statement/prospectus, that provides details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to stockholders as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Additional Information About the Validus Exchange Offer
This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus Exchange Offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Participants in the Solicitation
Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and Transatlantic’s proxy statement related to the proposed merger, which was filed with the SEC on August 19, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on August 19, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, will be contained in the other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.
Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; risks that the unsolicited Validus exchange offer and/or National Indemnity proposal disrupts current plans and operations, including the proposed merger; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger, the Validus exchange offer and the National Indemnity proposal; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.